Exhibit 99.1

ASX ANNOUNCEMENT

6 October 2014

September Quarter BREVAGenTM test numbers in lead up to launch of BREVAGENplus®

Melbourne, Australia; 6 October 2014: Molecular diagnostics (MDx) company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) reported 942 BREVAGenTM test samples received in the September Quarter 2014, ahead of the release of the second generation breast cancer risk assessment test, BREVAGenplus®, in October 2014.

The September Quarter figure represents a slight increase over previous corresponding period, and was consistent with the average number of patient samples received during Q1 and Q2 of CY14. Market preparation for the release of the second generation test saw major breast centres and physicians holding off on ordering BREVAGen tests in anticipation of BREVAGenplus®’ scheduled release. The September Quarter also represents the traditional summer holiday vacation period in the US.

On 1 October 2014, the Company announced the US launch of BREVAGenplus®, an easy-to-use predictive risk test for the millions of women at risk of developing sporadic, or non-hereditary, breast cancer. The new test represents an enhancement of the first generation BREVAGen product.

BREVAGenplus® utilises a 10-fold expanded SNP (Single Nucleotide Polymorphism) panel which incorporates the latest scientific developments obtained from association studies. It is directed primarily towards Caucasian, Hispanic and African-American women, age 35 years or above, who have not had breast cancer or other potentially confounding pathology and have one or more risk factors for developing breast cancer.

BREVAGenplus® assesses both clinical risk factors and genetic markers known to be associated with sporadic (non-hereditary) breast cancer to determine a woman’s five-year and lifetime risk of developing the disease. It is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans.

Results from BREVAGenplus® provide physicians with valuable information to assist in developing a patient-specific Breast Cancer Risk Reduction and Screening Plan based on professional medical society guidelines, such as the American Cancer Society (ACS) (www.cancer.org) and The National Comprehensive Cancer Network (NCCN) (www.nccn.org).

The Company has recently revised its sales strategy to focus on large comprehensive breast treatment and imaging centres, alongside the current Ob/Gyn clinics. It is estimated that there are more than 600 breast treatment centres across the US and tens of thousands of imaging centres. The Company anticipates that the combination of more genetic markers with applicability to all major ethnic groups, will see breast and imaging centres more inclined to incorporate BREVAGenplus® into their breast care programs. Indeed, the Company is finalising discussions with several of these centres as they plan to adopt BREVAGenplus® over the next 2-3 months.

Alison Mew, CEO, Genetic Technologies, commented “As the Company continues to execute its strategy of becoming a dedicated Molecular Diagnostics company with a US focus, we anticipate that the newly released BREVAGenplus® will result in sustainable growth over the coming quarters and years”.

FOR FURTHER INFORMATION PLEASE CONTACT

Alison Mew	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040